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                                    Filed by Pan Pacific Retail Properties, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                            Subject Company: Center Trust, Inc. File No. 1-12588

         This filing relates to the proposed acquisition ("Acquisition") by Pan Pacific Retail Properties, Inc. ("Pan Pacific") of Center Trust, Inc. ("Center Trust") pursuant to the terms of an Agreement and Plan of Merger, dated as of November 5, 2002 (the "Merger Agreement"), by and among Pan Pacific, MB Acquisition, Inc. and Center Trust. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Pan Pacific on November 7, 2001 and is incorporated by reference into this filing.

         The following is a transcript of a presentation made to members of the financial analyst community by conference call on November 6, 2001 by Stuart Tanz, President and Chief Executive Officer, Joseph Tyson, Executive Vice President and Chief Financial Officer and Jeffrey Stauffer, Executive Vice President and Chief Operating Officer of Pan Pacific, and Edward Fox, Chairman and Chief Executive Officer of Center Trust.

                    TRANSCRIPT OF PAN PACIFIC CONFERENCE CALL

Date: November 6, 2002
Time: 1:00 p.m. EST
Host: Carol Merriman
Length of Call: 40:30

OPERATOR:  Announcing Carol Merriman.

CAROL MERRIMAN: Welcome to Pan Pacific Retail Properties conference call announcing its proposed acquisition of Center Trust. Management will provide a review of the transaction, and then the call will be opened up for your questions.

Before management begins with their presentation, I first would like to read a Safe Harbor Statement. Certain matters discussed within this conference call are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although the Company's beliefs - the expectations reflected in such forward-looking statements are based on reasonable assumption, it can give - it can give no assurance that these expectations will be attained. Factors that could cause actual results to differ materially from expectations include the potential G&A cost savings from the transaction, future earnings growth of the combined company, the successful integration of the businesses and properties of Center Trust and Pan Pacific, and other risks which are detailed from time to time in reports filed with the Securities and Exchange Commission including each company's Annual Report on Form 10-K for the year ended December 31 - at this time, I would like to introduce Stuart Tanz, President and Chief Executive Officer of Pan Pacific.

STUART TANZ, PRESIDENT/CEO, PAN PACIFIC RETAIL PROPERTIES, INC.: Thank you, Carol, and good day everyone.

With me today are Jeff Stauffer, Pan Pacific's Chief Operating Officer, and Joe Tyson, our Chief Financial Officer. Also, Ned Fox, Chairman and CEO of Center Trust, and Stuart Gulland, President and COO of Center Trust, are on the line from Los Angeles.

We're very pleased to announce that Pan Pacific has entered into a definitive agreement to acquire Center Trust through a stock-for-stock transaction valued at approximately 600 million. Each company's Board of Directors has approved the transaction.

This acquisition accomplishes four important strategic objectives for Pan Pacific. First, the transaction will significantly increase our presence in southern California and solidify our leadership position as the largest owner of shopping centers on the West Coast. Second, the transaction will be immediately accretive to our earnings. Specifically with this acquisition, we now expect SSR
(ph) per share growth in 2003 to be approximately 10 percent


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as compared to the current seven percent consensus estimate for next year.
Third, the Center Trust assets offer exceptional upside, which we will capitalize on by applying our proven management and leasing programs. And fourth, the transaction will enhance our ability to increase shareholder value by executing our investment strategy of selling non-core assets and redeploying the capital into grocery-anchored centers in our core markets.

I would like to discuss the first point in more detail, and then ask Joe to outline the terms of the transaction and address the accretive aspects in more detail. Jeff will then discuss the transaction's operational and leasing attributes.

As I mentioned, the transaction will dramatically enhance our southern California presence. Just as with the Western assets and our one-off (ph) acquisitions, the Center Trust portfolio totaling 30 properties aggregating 5.1 million square feet fits our criteria of acquiring dominant grocery-anchored shopping centers located in strong in-fill (ph) markets.

To give you a sense of the strong demographics associated with the Center Trust portfolio, the trade area population density is approximately 160,000 on average, which is roughly three times the average population density of the Western portfolio. And the grocery store sales in the Center Trust portfolio average a strong $510 a square foot.

The bulk of Center Trust's properties are located in our core markets where we have operated for many years and have an established infrastructure which will make for an easy integration of the assets into our portfolio. Furthermore, Center Trust utilizes the same accounting and operational systems that are compatible with ours which will facilitate a quick and easy integration of the portfolio.

Before turning it over to Joe and Jeff, I would like to note that the transaction is subject to approval by a two-thirds vote by the Center Trust shareholders. Center Trust's largest shareholder, Prometheus Western Retail, an affiliate of LF Strategic Realty Investors, as well as Center Trust's senior management have agreed to vote shares representing approximately 52 percent of the company's outstanding stock in favor of the transaction. Upon closing, Prometheus will own approximately eight percent of Pan Pacific's outstanding stock on a pro forma basis.

Pan Pacific does not require a shareholder vote, as the equity we are issuing represents less than 20 percent of our shares currently outstanding. And Pan Pacific will continue to be led by our existing five-member Board, which includes four independent directors, and Pan Pacific will also continue to be managed by its existing team.

With that, I'll turn it over to Joe to discuss the details of the transaction. Joe?

JOSEPH TYSON, EVP/CFO, PAN PACIFIC RETAIL PROPERTIES, INC.:  Thanks, Stuart.

The transaction is being structured as a tax-free, stock-for-stock merger in which Center Trust common shares will be exchanged for newly issued Pan Pacific common shares based upon a fixed exchange ratio of .218 Pan Pacific share for each share of Center Trust.

As Stuart indicated, the total value of the transaction is approximately 600 million including transaction expenses. Based upon the .218 exchange ratio, we will be issuing approximately 6.4 million shares on a fully diluted basis to Center Trust stockholders, representing a 16 percent pro forma interest in Pan Pacific.

Utilizing our closing price as of yesterday, this would equate to an implied equity value of approximately 220 million for Center Trust shares. As part of the transaction, we would be assuming 136 million of secured debt. The balance of the transaction totaling 250 million will be financed through a combination of new Pan Pacific debt of approximately 50 million and roughly 175 million in non-core sales along with utilizing cash on Center Trust's balance sheet.

The transaction will be leverage neutral, keeping Pan Pacific's debt ratio below 40 percent and interest cover - interest coverage above (ph) three to one. Although the exchange ratio represents a premium to Center Trust's closing stock price as of yesterday, it's important to note that it represents the approximate relationship in net asset value between the two companies.


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We expect the transaction will be accretive to our current consensus FFO estimate for 2003, which is currently $3.14 a share, equating to a seven percent growth rate over 2002. With this transaction, we now expect our FFO in 2003 to be in the 322 to 324 range, representing approximately 10 percent growth.

There are five key assumptions underlying our 2003 estimate. First, the closing occurs during the first quarter; second, the transaction is leverage neutral, as I indicated, and utilizes a conservative long-term interest rate of 6.25 percent on new Pan Pacific debt; third, the Center Trust properties remain at their current occupancy level - 89 percent level, incorporating only a small amount of executed leases; fourth, it assumes G&A savings of a conservative 1.5 million looking at the two companies combined; and fifth, it assumes no external growth next year beyond this transaction.

Turning to our balance sheet, we will be assuming 136 million of Center Trust secured debt with this transaction. The weighted average coupon on this debt is
6.3 percent, which is 140 basis points lower than the interest rate on our existing secured debt. We will be retiring approximately 228 million of existing Center Trust secured debt as part of this transaction.

We estimate that our pro forma total market cap will be approximately 2.3 billion at March 31 with approximately 910 million of debt outstanding equating to a project 39 percent debt to total market cap ratio. Included in our debt will be 374 million of secured debt equating to 16 percent secured debt to total market cap ratio as compared to our current ratio of 13 percent, and approximately 71 percent of our net operating income will be unencumbered.

In terms of interest coverage, we expect to maintain our solid 3.1 to one ratio, and with respect to our dividend payout ratios, as we reported last week, our FFO payout ratio reached a new low of 64 percent in the third quarter. Assuming our dividend remained at the same level, the pro forma FFO payout ratio would drop even lower to around 60 percent.

And lastly, including (ph) in our analysis are legal, advisory, severance, debt assumption, loan repayment costs, as well as SEC (ph) and other related transaction costs, which for both - for both companies is approximately $20 million.

With that, I'll turn it over to Jeff.

JEFFREY STAUFFER, EVP/COO, PAN PACIFIC RETAIL PROPERTIES, INC.:  Thanks, Joe.

Let me start by echoing Stuart's remarks regarding the southern California focus of the portfolio. After closing, we will own 33 properties in southern California totaling 5.4 million square feet which represents a significant increase in our southern California portfolio and makes our overall geographic distribution much more balanced. Specifically, at September 30, 37 percent of our portfolio was concentrated in northern California with only 17 percent located in southern California. With this transaction, our California portfolio will be equally diversified with 29 percent located in northern California and 28 percent located in southern California.

In terms of our tenant base, the transaction significantly enhances our diversification. Upon closing, our tenant base increases by 36 percent from 2,500 tenants to over 3,400 tenants on a pro forma basis. As of September 30, our largest tenant was Raley's Supermarket, which accounted for 4.6 percent of our total base rent. After closing, our largest tenant will become Safeway, accounting for only four percent of pro forma base rent. Raley's will become our second-largest tenant, dropping from 4.6 percent down to 3.4 percent. Furthermore, our top 10 tenants account for 24 percent of our total base rent today, which will drop to 21 percent post-closing.

With respect to occupancy, the Center Trust properties are currently 89 percent occupied which rises to about 91 percent when you factor in signed leases with tenants scheduled to take occupancy in 2003. To be conservative, we have assumed no material lease-up (ph) in 2003. However, our goal is to bring the occupancy of the Center Trust assets up to the Pan Pacific level as quickly as possible along with achieving rent increases on re-leasing activity consistent with our historical performance, all of which could increase the NOI of the Center Trust properties by approximately six to seven percent.


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Looking at the rollover schedule for the Center Trust properties, there's roughly 500,000 square feet scheduled to expire, representing about 10 percent of their portfolio, which is consistent with our current rollover schedule. We're confident that we will be able to easily absorb the incremental square footage as part of our normal leasing activity.

In terms of cap ex, we've extensively toured and surveyed each asset in the Center Trust portfolio and found the properties to be very well maintained. Only a handful of assets require some of our Three-R (ph) work, which we will implement shortly after closing. There are two properties currently undergoing redevelopment plans. The total redevelopment cost is expected to be about $24 million and will be largely completed before we close.

In summary the integration of the Center Trust portfolio should be a very straightforward process.

And with that, I'll turn it back over to Stuart.

TANZ:  Thanks, Jeff.

Now I would like to turn the call over to Ned Fox at Center Trust for his comments. Ned?

EDWARD FOX, CHAIRMAN & CEO, CENTER TRUST, INC.:  Thank you, Stuart.

Let me start by saying that we are very pleased with this transaction and what it represents going forward for Center Trust shareholders. As those of you that have Center Trust over the last few years are aware, during 1999 and 2000, the Board of Directors and management spent a significant amount of time and resources and energy stabilizing the company's financial position and creating greater financial flexibility for the company. Having created that flexibility and stability, during 2001 the Board and management in conjunction with Merrill Lynch conducted a marketing process and analysis of strategic alternatives available to our shareholders.

In March of this year after the completion of this review, the Board elected to pursue a stand-alone business plan focused on the leasing and redevelopment of the portfolio, as we felt that to be the best method of realizing the maximum value for our shareholders.

Our focus since March has been on the execution of this business plan and our process has been positive. We have put in place the key components of each of our redevelopment projects, made substantial progress with our re-tenanting and leasing, and completed the disposition of several non-core assets. This has resulted in the continued improvement of the financial and operational position of Center Trust, which has in turn created a platform and the opportunity for the transaction we are discussing today.

As an owner of West coast shopping centers, we have had a longstanding relationship with Stuart and his strong team. We have always been impressed with Pan Pacific's operating philosophy, high quality portfolio, and consistence - consistent strong financial results. We have watched with particular interest the successful execution of the Western acquisition and the integration of that portfolio. As a result, when we were recently approached by Pan Pacific, we were keenly aware of the potential benefit to our shareholders of integrating our portfolio into theirs.

As we have consistently indicated, Center Trust stock price has not appropriately reflected the underlying value of the company's assets. Accordingly, one of our fundamental stated goals was to create the opportunity for our shareholders to realize that value. We believe this transaction provides an opportunity for our shareholders to realize that value now.

Accordingly, the Board of Center Trust has unanimously and enthusiastically embraced this transaction. We view it as an opportunity for our shareholders to exchange their shares into much larger - into a much larger and much more diversified company that is investment-grade rated and has one of the lowest and most conservative debt levels of any shopping center REIT. The combined portfolios represent an unparalleled shopping center company on the West coast with numerous opportunities for future growth.

The exchange ratio equates to a substantial premium over the current trading price of Center Trust stock, and Center Trust shareholders will receive a 73 percent increase in common dividends. All of us at Center Trust have enjoyed


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working with Stuart and his team in putting this transaction together and we are looking forward to continuing to work closely with Pan Pacific over the next several months in terms of fully integrating our systems and properties with theirs. In summary, we are expecting great things to come from this transaction, and we hope to enjoy the same type of strong results and total return that Pan Pacific has delivered since its transaction with Western.

As a result of the timing of this transaction, Center Trust will not be hosting a third quarter earnings call. We will be releasing our third quarter earnings tomorrow and posting a third quarter supplemental on our Web site at that time.

With that, I'll turn the call back to Stuart.

TANZ:  Thanks, Ned.

We appreciate your comments and certainly share in your enthusiasm for the transaction and have enjoyed working with you, Stuart Gulland, Ed Stokx, and your entire team.

Before opening up the call for your questions, I would like to add a couple of additional comments. First, I would like to expand upon Joe's remarks regarding our strategy of selling non-core assets.

As you may recall, when we announced the Western acquisition, we noted that there were certain assets, roughly 20 to 25 percent of the total Western portfolio, that we considered to be non-core and would sell over time. To date, we've been very successful in selling those assets and redeploying that capital into our core markets and property type.

Similar to Western, there are certain assets within the Center Trust portfolio that we view as non-core, most notably Center Trust's two mall properties as well as a few centers that they own in Arizona. We view this as an important attribute of the transaction as it will provide the capital to fund our growth going forward without raising additional equity capital.

Since our IPO over five years ago, we have grown our equity base by more than four times from roughly 300 million to approximately 1.4 billion with the completion of this transaction. We have accomplished this growth and have achieved an investment-grade rating with only one $50 million follow-on stock offering.

Second, by adding the Center Trust properties to our portfolio, we will have the opportunity to continue demonstrating the benefits of our focused and disciplined strategy, the benefits of owning grocery-anchored shopping centers in strong markets where we've been operating successfully for many years, and the benefits of our hands-on philosophy of continuously working our properties and tenant base.

Finally, speaking for the entire Pan Pacific team, as excited and as confident as we were two years ago with the Western acquisition in how it could transform our company, we are even more excited and more confident with this transaction. Pan Pacific will now be the only public shopping center REIT focused exclusively on the West coast. We firmly believe this transaction will strengthen our strong platform and leadership position in our core markets and will enhance our ability to continue generating solid growth, consistently strong financial results, and increased shareholder value.

With that, we'd be delighted to answer any questions you may have.

OPERATOR: Ladies and gentlemen, if you have a question at this time, please press the one key on your touch-tone telephone. If your question has been answered or you wish to remove yourself from the queue, please press the pound key.

Again, if you have a question, please press the one key. One moment for the first question, please.

The first question comes from Jeffrey Donnelly (ph) from Wachovia Securities.

TANZ:  Good morning, Jeff.


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JEFFREY DONNELLY (ph), WACHOVIA SECURITIES, INC.: Good afternoon - or good morning. Congratulations, guys. It looks like it's a good deal.

TANZ:  Thank you.

DONNELLY (ph): Couple of questions - Stuart or Joe, I was wondering what you could tell us, perhaps, about either 2002 or 2003 net operating income that you're expecting to get from the Center Trust portfolio.

TANZ: You know what? I'm going to have Jeff answer that question in terms of NOI from the properties.

STAUFFER: Well, we looked at whatever they had in place with existing leases for the properties that we intend on retaining. It's a total of about $44 million going in NOI. And that is for 2003 based on leases that have been executed and are in place.

DONNELLY (ph):  Is that net of dispositions?

STAUFFER:  Yes, that's a net number of dispositions.

DONNELLY (ph): What would that be including the properties that are slated for sale? Do you have a sense?

STAUFFER:  It'd be around $60 million.

DONNELLY (ph): OK. And I guess in that regard, can you tell us what your plans are around disposing of the two regional malls - I guess timing - and the Arizona properties as pertains to timing and perhaps how you allocated value to those properties?

TANZ: Sure. In terms of the malls, you know - great properties. Our plans are - for Media City Center (ph) is to sell that asset after the merger closes. In terms of Baldwin Hills (ph), we believe that there's a lot of value that's going to be created at this shopping center over the next 12 to 24 months. After the team at Pan Pacific creates - hopefully creates that value, we will (ph) also considering selling that asset.

As it relates to Arizona, the properties in Arizona are great properties, primarily grocery-anchored. We believe that we watch that market but over the last several years going forward we will continue to focus on the strategy we've always had, which is to stay in our backyard. As we all know, real estate's a local business. So, we will over the next 12 months - maybe 24 months sell the Arizona assets, as well, Jeff.

DONNELLY (ph): OK. And just one final question - the majority of the Center Trust assets, I believe, are third-party managed. When do you anticipate, you know, potentially bringing that in-house, or do you plan to keep it that way?

TANZ: No, we will bring - we will bring all the assets in terms of managing and leasing in-house as soon as the transaction closes.

DONNELLY (ph):  OK, thanks, guys.

OPERATOR:  The next question comes from Steve Saqua (ph) from Merrill Lynch.

TANZ:  Good morning, Steve.

STEVE SAQUA (ph), MERRILL LYNCH & CO., INC.: Hi, how are you? A couple questions
- one, could you just give us - I know you mentioned that you thought you'd save a million-and-a-half dollars in G&A. What do you think your ultimate, I guess, total G&A will be for `03, given this transaction?

TANZ (?): We're looking in the mid-$12 million range.


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SAQUA (ph): OK. And then, I don't know whether you guys want to answer this or maybe somebody from Center Trust - could you just tell us what percentage of the grocer stores are actually owned by Center Trust and what are more, you know, shadow anchored?

TANZ (?): Jeff, do you want to answer that?

STAUFFER: Yes, I mean the portfolio has - is largely composed of grocery stores that are owned by Center Trust. I'm trying to think . . .

TYSON: It mirrors - Steve, this is Joe - it mirrors Pan Pacific's portfolio as far as owned versus non-owned. As far . . .

SAQUA (ph):  OK.  So you . . .

TYSON:  Go ahead.

SAQUA (ph): So you guys control these as opposed to their being shadows.

TYSON (?):  Correct.  Correct.

SAQUA (ph):  OK.  That's it.  Thanks.

TANZ (?):  Great.  Thank you, Steve.

OPERATOR: The next question comes from Rich Moore (ph) from McDonald
Investments.

TANZ:  Good morning, Rich.

RICH MOORE (ph), MCDONALD INVESTMENTS: Hey, guys. How are you? Congratulations.

TANZ:  Thank you.

MOORE (ph): Hey, I've got a number of questions here. I'll run through them real quick. You can give me quick answers, if you could.

TANZ:  Sure.

MOORE (ph):  I can get through these.

Is there any collar on the - on the shares?

TANZ: No, there's no collar on the shares, but there is a floor. And that floor is $25.

MOORE (ph):  OK.  And breakup fees?

TANZ:  Breakup fees are about 7.5 million . . .

UNIDENTIFIED PARTICIPANT:  Yes.

TANZ: . . . three - it's - we calculated three to four percent of the equity value.

MOORE (ph):  OK, and - OK, great.  Thanks, Joe.

And what's the breakout of grocery-anchored in the Center Trust portfolio?


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UNIDENTIFIED PARTICIPANT: It's about two-thirds or - two-thirds of the portfolio is anchored by grocery stores.

MOORE (ph):  OK.  And as far as national - regional, is it similar to you guys?

UNIDENTIFIED PARTICIPANT:  Very similar.

MOORE (ph):  The split?

UNIDENTIFIED PARTICIPANT:  Yes, it's almost identical.

MOORE (ph): OK. Now, did I understand correctly? Stuart, just to make sure I understand this - does Prometheus get any kind of board seat? I take it no.

TANZ:  No, they do not.

MOORE (ph): OK. Any - how about looking at deferred cap ex on these properties? How do you feel about them?

UNIDENTIFIED PARTICIPANT: There's virtually no deferred cap ex on these properties. We've identified about five or six properties that we would come in and do some minor cosmetic enhancements to, but for the most part, the properties are extremely well maintained.

UNIDENTIFIED PARTICIPANT: Ned, Stuart and his team have done a great job with these assets over the last several years, Rich, and the assets are in great shape.

MOORE (ph):  OK, OK, fabulous.  Are there any Kmarts in that portfolio?

UNIDENTIFIED PARTICIPANT:  Yes, there are.  There's . . .

UNIDENTIFIED PARTICIPANT:  There's one Kmart, Rich.

MOORE (ph):  OK.  And what are your thoughts on that Kmart?

STAUFFER: I'm sorry. Just to clarify. There is two. There's the one in southern California; then also, in Phoenix.

MOORE (ph): I'm sorry, Jeff, where was the other one?

STAUFFER:  In Phoenix - there's one in Phoenix and one in southern California.

MOORE (ph): And what are your thoughts on those two? I mean how are they performing and, you know, how long would they last do you think if there's a moderate amount of Kmart closings?

STAUFFER: Well, first of all, let me - let me rephrase that. The one in Phoenix was not incorporated into our numbers. That is already closed. It's a vacant building, so we assigned no income to that building.

MOORE (ph):  OK.

STAUFFER: The second one is in-fill (ph) in Los Angeles, which we view as a great - you know, given the demographics, we don't view it a risk. The rents are below market.

UNIDENTIFIED PARTICIPANT: The rents are way below market and the sales are in the top third in terms of what you typically see from Kmart.

MOORE (ph): OK. OK, wonderful. So, yes - so, yes, that's good. Any takers or anyone looking at the Phoenix location?


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TANZ (?): Well, not at this time, of course, and - oh, excuse me - in terms of the Kmart in Phoenix?

MOORE (ph):  Yes, yes.

TANZ (?): Yes, actually the Kmart in Phoenix, Rich, is actually in great - it's great real estate in terms of its location and the profile as it relates to the location. So we're very confident that that property will be sold quite quickly.

MOORE (ph): OK. Oh, I've got you. Yes, absolutely. Are there any - now, are there any units that Center Trust has

UNIDENTIFIED PARTICIPANT: Yes, there are about -- pardon? Yes, there are about 250,000 converted units.

MOORE (ph): And what of the - what happens to those?

UNIDENTIFIED PARTICIPANT: We'll convert them over into a down reach (ph) structure.

MOORE (ph):  OK.  And let's see . . .

TANZ:  And those unit -- will share in the benefits of all the shareholders.

MOORE (ph):  OK.  Absolutely.

OK, and were there other bidders for this or was this pretty much just between Pan Pacific and Center Trust?

TANZ:  Ned, I'm going to refer this question over to Ned.

FOX: OK. We ran an extensive process in 2001. The Board and management and Merrill Lynch as our advisor looked at our strategic alternatives and ran a process in 2001. And the result of that was that we concluded that there was not a market transaction that was attractive to the company and that we would pursue a business plan of running the company going forward and come up with another approach of maximizing the shareholder value.

And we engaged on that business plan in 2002. Then about mid-2002, we did receive interest from several parties in looking at a transaction and were able to do this transaction with Pan Pacific as part of that, and that - the process that we ran before allowed us to determine if this was a very attractive transaction for the company and gave Merrill Lynch the basis on which to do their fairness opinion (ph).

MOORE (ph): OK. OK. Great. And last thing from me is, Stuart, you were - you were saying basically that you'd get another three percent growth in FFO per share. That appears to just simply be coming from cost savings and, you know - and just, you know, the NOI added to your current NOI base and not from doing any thing that you guys would traditionally do to assets that you acquire. How quickly do you think you might lease up from the 89 percent?

TANZ: In terms of leasing up from the 89 percent, you know, we will certainly hit the ground running when the transaction closes, but given that the quality of the portfolios really mirror the quality of Pan Pacific, we believe that we'll be able to ramp that up probably over 12 to 18-month period.

MOORE (ph):  OK, great.  Thanks, guys.  Congratulations again.

TANZ:  Thank you, Rich.

OPERATOR: The next question comes from Mark Zezlaw (ph) from REIT Securities
(ph).

TANZ:  Good morning, Mark.


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MARK ZEZLAW (ph), REIT SECURITIES (ph): Hey, Stuart. Joe, can you just - you went through those numbers pretty quickly. The amount of dispositions that you're planning to raise from this portfolio is - is it 175 million?

TYSON: Yes, Mark, it's about 177 million. And as a quick breakdown, 25 million of that is already under contract to close by year-end, and those are Pan Pacific assets. Really the tail end of the Western transaction. The balance of the 177 really is one asset that is currently under contract that Center Trust owns that will probably close before our transaction closes along with the portfolio of properties in Arizona and the one regional mall, Media City (ph). That makes up the balance of the 177.

ZEZLAW (ph): All right. So, the 25 million that are under contract currently - that's - those are P&P assets currently.

TYSON:  Correct.

ZEZLAW (ph):  OK.  That's it.  Thank you.

TYSON (?): Thank you, Mark.

OPERATOR:  The next question comes from Diane Wade (ph) from Clarion CRA (ph).

TANZ:  Good morning, Diane.

DIANE WADE (ph), CLARION CRA (ph): Hi, Stuart. Two questions - first of all, Jeff, can you repeat your comments on the cap ex? I missed that.

And then the second also I may have misunderstood the percentage of grocery-anchored centers in CTA's (ph) portfolio - if you could repeat that as well.

STAUFFER: Sure. Cap ex - there's very little cap ex required in the Center Trust portfolio. We have about four or five shopping centers that we've identified that have very minor cosmetic improvements. But other than that, it's - you know, we're very happy with the overall maintenance and quality of the portfolio.

WADE (ph):  OK.

STAUFFER: And with respect to the portion of their portfolio that is anchored by grocery stores, about 68 percent of their portfolio is anchored by grocery stores.

TANZ: And Diane, that does mirror the Western acquisition, as well, in terms of when we bought Western, they had the exact same or very close in terms of the percentage of grocery-anchored centers.

WADE (ph): OK, and so that's on a GLA (ph) basis or total number of centers basis?

UNIDENTIFIED PARTICIPANT:  Number of centers.

WADE (ph):  OK.  All right.  Thanks a lot.

TANZ:  Thank you.

OPERATOR: The next question comes from Harry Schick (ph) from First Manhattan
(ph).

TANZ:  Good morning.

HARRY SCHICK (ph), FIRST MANHATTAN (ph): Hi. I really have two questions. One, since I'm the Center Trust - on the group, my first question is, "What is the Board's philosophy of relating dividends to funds available for distribution?"


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

TANZ: Well, the Board at Pan Pacific looks at the - its dividend policy every quarter, and among that discussion, we look at many different things in terms of the dividend.

UNIDENTIFIED PARTICIPANT: As far as we look at, you know, the projected cash flow, the basis for REIT rules, you know, the - how we abide by REIT rules, and then the projected next year's NOI. So, we continually analyze it, as Stuart said, on a quarterly basis.

SCHICK (ph): OK. My other question is, "What proportion of the dividend is likely to be return of capital this year or capital gain dividend?"

UNIDENTIFIED PARTICIPANT: We can't comment on that right now. We're just in the process annualize - we look at that on a quarterly basis, also. So right now, without having the information, I just don't think we should comment on that.

SCHICK (ph):  OK.  Thank you very much.

TANZ:  Thank you very much.

OPERATOR: The next question comes from Tom Lofton (ph) from Wachovia Securities.

TANZ:  Good morning, Tom.

TOM LOFTON (ph), WACHOVIA SECURITIES: Good morning. Just a couple different questions - I may have missed it somewhere, but what is the date that the Center Trust equity holders have to vote? Is there a drop-dead date, so to speak?

UNIDENTIFIED PARTICIPANT:  I couldn't . . .

TANZ: The question again - can you repeat the question? We just had trouble hearing it. We heard part of it.

LOFTON (ph): Sure. What is the date by which the Center Trust equity holders have to - have to vote on the transaction?

UNIDENTIFIED PARTICIPANT: Well, it's - there's not a drop-dead date. It's generally going to be 30 days after the S4 (ph) is approved.

LOFTON (ph): OK. And Stuart, you mentioned in the second quarter call that you were seeing acquisition cap rates around the nine to nine-and-a-half percent range. How does this - how does this compare to that range?

TANZ: Well, first of all, I think you've got to look at cap rates as it relates. They're a lot different in terms of portfolio compared to one-off (ph) acquisitions. My quotes in the second quarter call really related to one-off
(ph) acquisitions, so a portfolio acquisition is different. Joe, do you want to comment on the cap rates? Or

TYSON: You know, I think in general, they're pretty much, you know, there's not, you know, they're slightly north of where Stuart had quoted in the quarterly conference call, but not that much. You know, we're looking California real estate right now is in a downward trend as far as cap rates, so it's a very fair price.

LOFTON (ph): OK. And as far as the - as far as the debt refinancing that's going to take place, could you give us an idea on the timing of that and on - as far as the unsecured goes, what the - what the expected term of that debt refinancing would be?

TYSON: We're in the process of analyzing that right now. Could be - we're, you know, through our maturity schedule, it could be anywhere from five to 10 years.

LOFTON (ph): OK. And what do you - what do you foresee as far as the timing of that issuance?


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

TYSON:  Probably first quarter of next year.

LOFTON (ph):  OK.  Thank you, guys.

TYSON:  Thank you.

OPERATOR: The next question comes from Jeffrey Donnelly (ph) from Wachovia Securities.

DONNELLY (ph):  We're all over today.

Just a couple follow-ups, actually - Jeff, concerning I guess the Center Trust asset in Bakersfield, I know this is a little specific, but just reading through their information, it would appear that property is vacant. Is that the case and if so, how did you guys allocate value to it?

TYSON: Jeff, let me answer that. This is Joe. Actually, there was a property - a larger property, Rosedale (ph), which was sold during the third quarter and then there's a smaller property that's only about 14,000 feet where we assigned a minimal value to it. But it's a very small property.

DONNELLY (ph): OK. And then, Joe, maybe this is also for you. I was curious what this does for Pan Pacific's overall headcount.

TANZ:  Headcount in terms of number of people?

DONNELLY (ph):  Personnel.  Personnel - yes.

TANZ: Well, that's a question for Jeff from the operational side, and Joe can talk from the finance side. But in general, as a quick answer, Jeff, it's probably going to increase our headcount by about eight to - probably eight to 15 depending on what levels of where we add in terms of the levels of the company. I think as you know, we are fully integrated across the company including maintenance at our properties, so we will also increase the maintenance side, as well, which isn't in the number I just gave you.

DONNELLY (ph): OK. And just a final question as a point of clarification on the 177 million of asset sales, are those assets responsible for the differential you gave us before of the $60 million gross NOI and the $44 million net NOI you're expecting for next year?

UNIDENTIFIED PARTICIPANT:  Yes.

DONNELLY (ph):  OK.  Thanks.

OPERATOR: There are no further questions. I would now like to turn the call back over to Stuart Tanz.

TANZ: Great. Well, I wanted to thank everyone for joining us today. As always, we appreciate your - we appreciate your support.

Joe, Jeff, and I are available to answer any additional questions that you may have, as is Ned and Stuart. So please feel free to contact any one of us. We look forward to seeing many of you at the NAREIT (ph) Convention this week here in San Francisco.

So, again, thank you very much and have a great day, everyone.

END


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